UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Digital Fusion, Inc.
           ----------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, $.01 Value
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   25386R-10-1
           ----------------------------------------------------------
                                 (CUSIP Number)

                             Richard B. Hadlow, Esq.
                              Holland & Knight LLP
                               400 N. Ashley Drive
                                   Suite 2300
                                 Tampa, FL 33602
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   09/05/2002
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report that this is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44923E-10-1

-------------- -----------------------------------------------------------------------------------------------------
               Names of Reporting Person:
      1               Roy E. Crippen III
               I.R.S. Identification No. of Above Person (entity only)
-------------- -----------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                                                            (a)|x|
                                                                                                            (b)|_|
-------------- -----------------------------------------------------------------------------------------------------
               SEC use only
      3
-------------- -----------------------------------------------------------------------------------------------------
               Source of Funds*
      4
                        00 & PF
-------------- -----------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5
-------------- -----------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        United States Citizen
-------------- -----------------------------------------------------------------------------------------------------
                                     Sole voting power
                               7                                                 275,000(1)
                             ------- -------------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                                 717,258
       owned by each
                             ------- -------------------------------------------------------------------------------
   Reporting person with             Sole dispositive power
                               9                                                 275,000(1)
                             ------- -------------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                                717,258
-------------- -----------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11                 992,258(1)
-------------- -----------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*            |_|
     12
-------------- -----------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                |_|
     13        13.8% (2)
-------------- -----------------------------------------------------------------------------------------------------
               Type of Reporting Person*
     14
                         IN
-------------- -----------------------------------------------------------------------------------------------------

(1) Includes 275,000 shares that are purchasable by Mr. Crippen upon exercise of options granted to Mr. Crippen in connection with his employment.
     261,111 of the options are exerciable within 60 days of the date of this filing. The remaining 13,889 options wil be exercisable by June 1, 2003.
     Before the exercise of the options, Mr. Crippen is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the options. Mr. Crippen expressly disclaims beneficial ownership of the 13,889 shares of common stock of the Issuer that are purchasable by him upon exercise of his options until they become exercisable within 60 days as described in Rule 13d-3(a)(1).

(2) The total number of outstanding shares of the Issuer's common stock includes the 275,000 shares subject to stock options held by Mr. Crippen.

                             CUSIP No. 44923E-10-1


-------------- -----------------------------------------------------------------------------------------------------
               Names of Reporting Person:
      1               R.C.F., Inc.
               I.R.S. Identification No. of Above Person (entity only)
-------------- -----------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                                                            (a) |x|
                                                                                                            (b) |_|
-------------- -----------------------------------------------------------------------------------------------------
               SEC use only
      3
-------------- -----------------------------------------------------------------------------------------------------
               Source of Funds*
      4
                        00
-------------- -----------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5
-------------- -----------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
---------------------------- ------- -------------------------------------------------------------------------------
                                     Sole voting power
                               7                                                 -0-
                             ------- -------------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                                 717,258
       owned by each
                             ------- -------------------------------------------------------------------------------
   Reporting person with             Sole dispositive power
                               9                                                 -0-
                             ------- -------------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                                717,258
-------------- -----------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11        717,258
-------------- -----------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*         |_|
     12
-------------- -----------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                             |_|
     13                  10.0%
-------------- -----------------------------------------------------------------------------------------------------
               Type of Reporting Person*
     14
               CO
-------------- -----------------------------------------------------------------------------------------------------


                              CUSIP No. 44923E-10-1


This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements and should be read in conjunction with the Schedule 13D as filed with the Securities and Exchange Commission on October 12, 2001 (the "Original
Schedule 13D," and together with this Amendment No. 1, the "Schedule 13D") by Roy E. Crippen, III ("Crippen") and R.C.F., Inc. ("RCF") (Crippen and RCF are sometimes individually referred to herein as a "Reporting Person," and collectively as the "Reporting Persons").

This Amendment No. 1 amends the Original Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 1 SHALL BE AMENDED TO READ:

Item 1. Security and Issuer. This Schedule relates to the Common Stock (the "Common Stock") of Digital Fusion, Inc., a Delaware corporation (the "Issuer") whose principal executive offices are located at 400 N. Ashley Drive, Suite 2600, Tampa FL 33602.

ITEM 2 - NO CHANGE

ITEM 3 SHALL BE AMENDED:

Item 3. Source and Amount of Funds or Other Consideration.

ITEM 3 SHALL BE AMENDED TO ADD THE FOLLOWING TWO PARAGRAPHS:

         On December 3, 2001, Mr. Crippen acquired beneficial ownership of 21,589 reserve shares of Common Stock in connection with the merger between digital fusion, inc. and the Issuer. RCF is the managing general partner of the Partnership, Crippen is the sole limited partner of the Partnership and the director, officer, and sole shareholder of RCF.

         Crippen and RCF acquired beneficial ownership of an additional 32,000 shares of Common Stock during February 2002, an additional 29,000 shares of Common Stock during March 2002, an additional 19,300 shares of Common Stock during August 2002, and an additional 13,600 shares of Common Stock during September 2002 as a result of purchases made by the Partnership out of working capital, as described in Item 5(c) below. As of February 10, 2003, Crippen's beneficial holdings include 275,000 purchasable shares, of which 261,111 are exercisable within 60 days.

ITEM 4 - NO CHANGE

ITEM 5 SHALL BE AMENDED:

Item 5. Interest in Securities of the Issuer.


         Item 5(a) See Items 11 and 13 of the applicable cover page.
         ---------
         Item 5(b) See Items 7, 8, 9, and 10 of the applicable cover page.
         ---------

CUSIP No. 44923E-10-1

         Item 5(c)
         ---------

Since RCF's original Schedule 13D filing, RCF has effected the following purchases of Digital Fusion stock on the open market:

Date              Number of Shares Acquired            Price Per Share     How Effected
----              -------------------------            ---------------     ------------
12/03/2001                  21,589                                         Merger reserve shares
02/11/2002                  32,000                            0.98         Open market
03/05/2002                  10,000                            0.78         Open market
03/05/2002                   5,000                            0.82         Open market
03/11/2002                   5,000                            1.03         Open market
03/14/2002                   9,000                            0.90         Open market
08/15/2002                  10,000                            0.86         Open market
08/23/2002                   3,500                            1.01         Open market
08/26/2002                   5,800                            0.87         Open market
09/05/2002                  12,000                            0.92         Open market
09/05/2002                   1,600                            1.00         Open market
* All of the shares acquired in the open market were purchased by the Partnership.

         Item 5(d)
         ---------

         NO CHANGE TO ITEM 5(d)

         Item 5(e)
         ---------

                  Not applicable.

ITEM 6 SHALL BE AMENDED:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

ITEM 6 SHALL BE AMENDED TO ADD AT THE END:

        (1) Options to purchase 125,000 shares were granted to Crippen on December 12, 2001.

ITEM 6 SHALL BE AMENDED:

Item 7. Material to be Filed as Exhibits.
-----------------------------------------

ITEM 7 SHALL BE AMENDED TO ADD AT THE END:

      Exhibit 6. Non-Qualified Stock Option Agreement dated December 12, 2001 by and between the Issuer and Crippen.

CUSIP No. 44923E-10-1



SIGNATURE
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2003
         -----------------
                                                 /s/ ROY E. CRIPPEN, III
                                                 -----------------------
                                                 Roy E. Crippen, III

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2003
         -----------------
                                                 R.C.F., Inc.

                                                 /s/ ROY E. CRIPPEN, III
                                                 ------------------------------
                                                 Roy E. Crippen, III, President


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).